Deutsche Investment Management Americas Inc.

One International Place

Boston, MA 02110

April 26, 2018

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Rebecca Marquigny

Re:	Post-Effective Amendment No. 115 to the Registration Statement on Form N-1A of Deutsche Variable Series II (“Registrant”) (Reg. Nos. 33-11802/ 811-05002)

Dear Ms. Marquigny:

This letter is being submitted on behalf of the Registrant in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephone call on April 3, 2018 with regard to the above-captioned Post-Effective Amendment (“Amendment”), which Amendment was filed on behalf of the Registrant with the SEC on February 12, 2018 and has an effective date of May 1, 2018.

The comments of the SEC Staff are restated below and followed by the Registrant’s responses.

General Items:

1. Comment: The Staff notes that certain information was not included and/or was outdated in the filing. Please confirm that any such data will be updated and included in the 485(b) filing for the Registrant.

Response: Registrant confirms that updated fund expense and performance information will be included in the Registration Statement filed with the SEC.

2.      Comment: Under Shareholder Fees substitute “N/A” rather than “None” as some of these fees may be assessed at the contract level.

Response: Registrant notes that the introduction to each Fund’s fee table states that “This information does not reflect fees associated with the separate account that invests in the fund or any variable life insurance policy or variable annuity contract for which the fund is an investment option. These fees will increase expenses.”

3.      Comment: Please move operating fee waiver disclosures to footnotes per Item 3, Instruction 3(e) of Form N-1A.

Response: Registrant believes that the contractual waiver disclosure is appropriate as the waiver is not in a footnote to the table per Item 3, instruction 3(e) and prior comments of the Staff.

4.      Comment: Confirm that Item 3 reflects only contractual reimbursements for one year and explain whether they provide for recoupment.

Response: Registrant confirms that the contractual fee waivers disclosed in Item 3 are for a period of one year from the effective date of the registration statement and the waivers do not provide for recoupment.

5.      Comment: Clarify that Portfolio Turnover Rate is a percentage of the average value of the portfolio.

Response: Registrant confirms that portfolio turnover rate is calculated as a percentage of the average value of the portfolio as required by Item 3 and has modified the disclosure accordingly.

Deutsche Alternative Asset Allocation VIP and other Funds, as applicable:

6. Comment: The second fee waiver disclosure under the Fees and Expenses table and as disclosed in Item 9, states that “acquired fund fees and expenses are estimated.” Please explain why they are estimated since the Fund is over a year old.

Response: Registrant has revised the disclosure to state that acquired fund fees and expenses are presented as of the Fund’s most recent fiscal year end.

7.      Comment: Under “Principal Investment Strategy – Management process,” please clarify in Item 9 what is included in “exposure to categories generally not included in investors’ allocations” in the description of Alternative Fixed Income Investments.

Response: The Registrant has modified the disclosure to reflect that Alternative Fixed Income Investments may include bank loans and high yield (i.e. “junk”) bonds.

8.      Comment: Under “Principal Investment Strategy – Management process,” please explain, in Item 9, how portfolio management weighs the three criteria: positive returns, diversification and liquidity, under its discussion of “Absolute Return.”

Response: The Registrant has revised the description of “Absolute Return” investments to clarify that “Absolute Return” investments include: (1) strategies that seek positive returns in all market environments; and (2) cash or cash-like investments.

9.	Comment: Under “Principal Investment Strategy – Management process,” please rewrite, in plain English, the following sentence: “Portfolio management also utilizes a tactical asset allocation process to adjust allocations in response to short-term market changes.” In addition, in Item 9, please explain and define “tactical asset allocation.”

Response: Registrant has modified this disclosure.

10.  Comment: Under “Principal Investment Strategy – Securities Lending,” please define the term “approved institutions” in Item 9.

Response: The Registrant has modified the disclosure to indicate that approved institutions include registered broker-dealers, banks and pooled investment vehicles.

11.	Comment: In the “Fund Details” section under “Other Investment Strategies – Derivatives,” please identify the types of derivatives that the Fund may hold, and link to “Commodities-related investment risk.”

Response: In “Fund Details” under “other Investment Strategies -- Derivatives,” the types of derivatives that the Fund and the underlying funds in which the Fund invests are identified, including commodity-linked derivatives. As such, Registrant believes that no revisions to the current disclosure are needed at this time.

12.	Comment: Under the listing of underlying funds in Item 9, please clarify, for Deutsche Global Infrastructure Fund, the relevance of the 25% policy when this Fund has an 80% policy.

Response: Registrant has modified the disclosure.

13.	Comment: In the table under “Management Fee” in the “Fund Details” section, please direct the Staff to the discussion of a two-tiered management fee arrangement for the Fund elsewhere in the Fund’s disclosure.

Response: Registrant notes that discussion and disclosure of the Fund’s two-tiered management fee also appears in “Part II: Appendix II-C – Fee Rates of Service Providers,” in the Fund’s Statement of Additional Information under Alternative Asset Allocation VIP and Footnote 4 related thereto.

14.	Comment: Please revise “Asset allocation risk” to state management’s allocation choices and underlying funds’ performance are not necessarily related.

Response: The Registrant believes that revisions to the referenced disclosure are not needed at this time.

15.	Comment: Please disclose if the Fund intends to concentrate in a specific sector.

Response: The Fund may at times have significant exposure to a specific sector, but has not adopted any investment policy in this regard. Risk disclosure relating to the potential impact to performance associated with focusing in a specific sector is included under “Focus risk.”

16.	Comment: Please note, in the Statement of Additional Information, for “Concentration risk – underlying funds” how the Fund determines compliance with the industry concentration policy,

i.e. whether the Fund looks through to the underlying funds and, if not, provide a legal justification for the Fund’s position.

Response: In determining compliance with its concentration policy, the Fund considers the concentration policies of underlying funds, but does not look through to all securities held in underlying funds. The Registrant is not aware that the Staff has issued formal guidance on the application of the concentration policy to funds of funds. To the extent that the Fund determines its investment in an underlying fund exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps to ensure that it has appropriate risk disclosure relating to that exposure.

17.	Comment: Under “Credit risk” there is a reference to “junk bonds,” please provide a corresponding strategy stating the Fund may invest in junk/debt securities and note any maturity or duration requirements that may apply.

Response: The Registrant has added disclosure to the “Principal Investment Strategy” section indicating that “Alternative Fixed Income” investments may include high-yield debt securities (junk bonds).

18.	Comment: In “Market risk,” in addition to the demand for floating rate loans, please highlight more clearly the basis for loan-related risk discussed here.

Response: Registrant has modified “Market risk” to delete the reference to senior loans.

19.	Comment: In “Senior loans risk,” please consider moving the disclosure regarding how the affiliates of the Advisor may participate in primary and secondary markets for senior loans to the “Principal Investment Strategy” section.

Response: Registrant has modified the disclosure.

20.	Comment: In “Infrastructure-related companies risk” please (i) clarify what companies are considered infrastructure and (ii) note, in plain English, what the terms “surplus capacity” and “casualty losses” mean.

Response: Registrant has revised the disclosure to clarify what companies are considered infrastructure and does not believe that other revisions to “surplus capacity” and “casualty losses” are needed at this time.

21.	Comment: Confirm that “Focus risk” is a primary risk of the Fund and that the Fund has a focus strategy stated in the “Principal Investment Strategy” section.

Response: The Registrant has revised the disclosure in the “Principal Investment Strategy- Management process” section to indicate that the Fund’s allocations may be focused in particular industries, asset classes or sectors of the economy from time to time.

22.	Comment: Consider making “Subsidiary risk” a primary risk in Item 4 and add corresponding disclosure in the “Principal Investment Strategy” section.

Response: Registrant notes that the prospectuses include a discussion of “Subsidiary risk” because some of the underlying funds may invest in a wholly-owned subsidiary of the underlying fund. Registrant notes that the lead-in to the “Main Risks” section for the Fund discloses that risks of the underlying funds are included in the section.

23.	Comment: Confirm that “Operational and technology risk” is included in all Funds’ prospectuses, as applicable.

Response: Registrant confirms that “Operational and technology risk” is included in all Funds’ prospectuses, as applicable.

24.	Comment: Discuss whether under “Non-diversified risk – underlying funds,” the Fund looks through to the underlying funds to assess compliance.

Response: In determining compliance with its diversification policy, the Fund considers its investment in underlying funds, but does not look through to all securities held in underlying funds. The Registrant is not aware that the Staff has issued formal guidance on the application of the diversification policy to funds of funds.

25.	Comment: In the Average Annual Total Returns table, as required by Item 4(b)(2)(iii) the table should include average annual total return after taxes on distribution and redemption or, alternatively, note that it is not applicable. Please revise as appropriate.

Response: Per Form N-1A General Instruction C.3(d)(iii)(A), because each Fund’s prospectus will be used exclusively to offer Fund shares as investment options for variable contracts, as defined in section 817(d) of the Internal Revenue Code of 1986, Registrant believes that the current disclosure is responsive to the requirements of Form N-1A.

Deutsche Global Income Builder VIP:

26.  Comment: “Principal Investment Strategy – Main Investments” does not appear to state the investment strategy used by portfolio management to select investments.

Response: The Registrant believes that revisions to the referenced disclosure are not needed at this time.

27.  Comment: In the “Principal Investment Strategy” section it is noted that the Fund may invest in securities of any “credit quality.” If the Fund invests in junk bonds, please state so directly.

Response: The disclosure has been modified to reflect investment in high yield (i.e. “junk”) bonds.

28.  Comment: Under “Principal Investment Strategy – Management process” please explain more clearly how management determines which categories to invest in and include as a particular asset category in the fund’s portfolio.

Response: Registrant has modified the disclosure.

29.  Comment: Consider moving “Active Trading” to the Main Risks section.

Response: Registrant notes that “Active Trading” risk disclosure appears in the Main Risks section.

30.  Comment: Under “Fund Details”, in the fee waiver disclosure regarding certain funds in which the Fund may invest, please explain more fully the waiver arrangements with these funds and if they are contractual, voluntary or involve recoupment. If pursuant to an existing exemptive order, please so note and summarize conditions of the order.

Response: The policy to offset management fees of the underlying funds against the top tier fund management fees is a contractual waiver and not subject to recoupment. It is not in place pursuant to any exemptive order.

31.  Comment: Confirm that all information for the Fund in the Class B prospectus pertains to the new Class B shares of this Fund.

Response: Registrant confirms that the information in Fund’s Class B prospectus pertains to the new Class B shares for the Fund.

32.  Comment: In “Credit risk,” the statement “This is because the US government might provide financial support…” is confusing. Please consider revising or removing.

Response: The Registrant believes that revisions to the referenced disclosure are not needed at this time.

33.  Comment: Under “Mortgage-backed and other asset-backed securities risk,” the last part of the final sentence: “…and asset-backed securities may not have the benefit of any security interest in the related assets” is unclear and suggests that they are not backed.

Response: The Registrant believes that revisions to the referenced disclosure are not needed at this time.

34.  Comment: In the Average Annual Total Returns table, add the parenthetical: “(reflects no deduction for fees, expenses or taxes)” to the “Blended Index” line item.

Response: Registrant has modified the disclosure.

35.	Comment: Under “Other Policies and Risks,” please confirm that the Fund may engage in short sales and that the expenses associated with short sales are reflected in the Fund’s fee table, as appropriate.

Response: Registrant confirms that the Fund may engage in short sales, but does not currently expect to do so to any great extent, and that any expenses associated with short sales would be reflected in the fee table.

Deutsche Global Equity VIP:

36.  Comment: Please confirm that, under “Calendar Year Total Returns,” the “Year-to-Date” information has been updated to 2018.

Response: Registrant has modified the disclosure.

37.  Comment: In the “Management” section of Fund Details, please modify Mark Schumann’s (and any other portfolio manager as needed) biographical information to include his business experience during the last five years.

Response: Registrant has modified the disclosure.

Deutsche International Growth VIP:

38.	Comment: Under “Principal Investment Strategy – Management process” please consider revising, in plain English, the statement: “The investment process also takes into consideration various valuation metrics to assess the attractiveness of stocks and assists portfolio management in devising allocations among investable securities.”

Response: Registrant has modified the disclosure.

39.	Comment: The Fund has “Small company risk” and “Medium company risk” disclosures. Please disclose the ranges for small, medium and large companies for the Fund.

Response: The Registrant believes that revisions to the referenced disclosure are not needed at this time given that the Fund has no market capitalization limitations.

40.	Comment: Under the Average Annual Total Returns table it is noted that the Fund changed its benchmark. Confirm that the table has been updated showing the new and former benchmark, also clarify why the new benchmark more accurately reflects current strategies.

Response: Registrant confirms that the table includes information for the new and former benchmarks and has added the requested disclosure.

41.	Comment: Confirm that the fee waiver disclosure for both Class A and Class B for the Fund is correct.

Response: Registrant confirms that the fee waivers have been updated and are correct.

Deutsche CROCI® U.S. VIP:

42.	Comment: In the “Management Process” disclosure, please clarify the CROCI Investment Strategy and Valuation Group’s affiliation with the Advisor and the Fund.

Response: Registrant has updated the disclosure to indicate that the CROCI® Investment Strategy and Valuation Group is part of the DWS group of companies of which the Fund’s advisor is a part.

Deutsche Small Mid Cap Growth VIP:

43.	Comment: Under “Principal Investment Strategy – Main investments,” if correct, please note if ranges apply at the time of investment in the following disclosure: “The fund intends to invest primarily in companies whose market capitalizations fall within the normal range of each index.”

Response: Registrant has modified the disclosure to indicate that the Fund intends to invest primarily in companies whose market capitalizations fall within the normal range of each index at the time of investment.

44.	Comment: Since the Fund has “Emerging markets risk” under “Main Risks,” please consider revising the “Principal Investment Strategy” section to state that foreign securities may include investments in emerging markets.

Response: Registrant notes that under “Main investments” in the “Principal Investment Strategy” section, the Fund indicates that the Fund “could invest up to 20% of its assets in foreign securities, including emerging markets securities.”

Deutsche Multisector Income VIP:

45.	Comment: In the “Fund Details” section, in regards to the second paragraph of the fee waiver disclosure for the Fund, please supplementally inform the Staff, in relation to the investment in Deutsche Floating Rate Fund, how the Deutsche Floating Rate Fund’s management fee credit affects Deutsche Multisector Income VIP’s fees and expenses.

Response: Registrant notes that the management fee credit to the Fund for any Floating Rate Fund management fees paid by the Fund is intended to be an offset against the Fund’s investment management fee to avoid duplicative management fees at the investing fund level and underlying fund level.

Class B Prospectus:

46.	Comment: For Deutsche International Growth Fund, the Class A and B waiver disclosure appears to be different. Please explain.

Response: Registrant confirms that the fee waivers have been updated and are correct.

Statement of Additional Information:

47.	Comment: In Item 5 of the “Investment Restrictions,” “…except that the fund reserves freedom of action to hold and to sell real estate acquired as a result of the fund’s ownership of securities,” please inform the Staff whether this relates to in-kind transactions, or assets of a bankrupt debtor or other context in which the situation arises.

Response: This carve-out is a standard policy intended to avoid inadvertent violations of the Funds’ fundamental investment restriction regarding the purchase and sale of real estate. The carve-out covers situations in which real estate is acquired as an incidental consequence of a Fund’s ownership of securities, which may include the aforementioned examples or other situations.

48.	Comment: In the “Investment Restrictions” section, in regards to Item 7 – concentration policy, please clarify to the Staff how the Funds treat mortgage-backed and asset-backed securities (e.g., are they traded as investments in a single industry, included in non-agency, non-investment backed tranches for sector concentration tracking purposes?).

Response: Registrant confirms that, for purposes of determining the percentage of each Fund’s, except Deutsche Government Money Market VIP, total assets invested in securities of issuers having their principal business activities in a particular industry, asset-backed securities will be classified as a single industry. Because of its investment limitations as a government money market fund, the Deutsche Money Market VIP does not invest in asset-backed securities.

49.	Comment: In the “Investment Restrictions” section, please clarify to the Staff how the treatment of asset-backed securities by credit quality is appropriate for determining concentration as noted in the disclosure that follows the numbered investment restrictions and that indicates how restriction 7 is applied to the Deutsche Government Money Market VIP.

Response: Registrant has removed the referenced disclosure as it is inapplicable to the Deutsche Government Money Market VIP as a result of the Fund’s conversion to a government money market fund.

50.	Comment: In the “Investment Restrictions” section, please confirm that the Fund does not indirectly do what it cannot do directly with respect to investing in underlying funds as noted in the disclosure that follows the numbered investment restrictions and that indicates how restriction 8 is applied for Deutsche Alternative Asset Allocation VIP.

Response: In determining compliance with its concentration policy, the Fund considers the concentration policies of underlying funds, but does not look through to all securities held in underlying funds. The Registrant is not aware that the Staff has issued formal guidance on the application of the concentration policy to funds of funds. To the extent that the Fund determines its investment in an underlying fund exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps to ensure that it has appropriate risk disclosure relating to that exposure.

51.	Comment: In the “Investment Restrictions” section, the noted disclosure: “The SEC staff currently interprets concentration to mean investing more than 25% of a fund’s assets in a particular industry or group of industries (excluding US government securities).” Please clarify that the 25% limitation applies to total assets.

Response: Registrant has made the requested change.

52.	Comment: Under the “Other Investment Policies” subsection in the “Investment Restrictions” section, please explain to the Staff the purpose of the policy and the relationship between the distribution arrangements and the conversion to a master feeder structure in investment policy #2.

Response: Beginning in 1997, shareholders of many of the Deutsche Funds, including those of the Registrant, approved a proposal to provide the Board with the authority to invest the assets of the Funds in a master-feeder structure, while retaining the current distribution arrangements. A master-feeder structure permits the pooling of assets of one or more feeder funds in the master fund in an effort to achieve possible economies of scale and efficiencies in portfolio management, while preserving separate identities, management and/or distribution channels at the feeder fund level. The reference to distribution arrangements in the investment policy refers to this flexibility.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-2565.

Sincerely yours,

/s/ Caroline Pearson

Caroline Pearson

Managing Director

Deutsche Investment Management Americas Inc.

cc: John Marten, Vedder Price P.C.